CODE OF ETHICS

CAPITAL IMPACT ADVISORS * ENTREPRENEURSHARES * SEAPORT GLOBAL ADVISORS
ENTREPRENEURSHARES SERIES TRUST

EFFECTIVE: NOVEMBER 2019

I.	Introduction

Rule 204A-1 under the Investment Advisers Act of 1940 (“Advisers Act”) requires all investment advisors registered with the Securities and Exchange Commission (“SEC”) to adopt codes of ethics that set forth standards of conduct and require compliance with federal and any applicable state securities laws. Capital Impact Advisors LLC, EntrepreneurShares LLC, and Seaport Global Advisors, LLC (formerly known as Weston Capital Advisor, LLC), three affiliated entities which together generally do business under the EntrepreneurShares name, are registered investment advisors; registered with the SEC. The Capital Impact Advisors LLC, EntrepreneurShares LLC, and Seaport Global Advisors, LLC offer their advisory and sub-advisory services to the EntreneurShares Series Trust funds as well as separately managed accounts.

This Code of Ethics (the “Code”) applies to all the Capital Impact Advisors LLC, EntrepreneurShares LLC, Seaport Global Advisors, LLC (formerly known as Weston Capital Advisor, LLC) and EntrepreneurShares Series Trust (the “Firm”) investment advisor representatives, partners, officers, directors, employees, and other persons providing investment advice on behalf of the advisor and subject to the advisor’s supervision and control as “Supervised Persons” under the Advisers Act Rules. The Code is intended to reflect the fiduciary principles that govern the conduct of the Firm and its Supervised Persons in those situations where the Firm acts as an investment advisor as defined under the Advisers Act and is providing investment advice to its clients. The Firm’s Chief Compliance Officer (“CCO”) has final authority to determine which Firm employees are considered Supervised Persons under this Code of Ethics. Periodic reviews of all procedures, standards and restrictions will be overseen, reviewed and enforced by the Firm’s CCO.

This Code contains policies regarding several key areas:

●	Standards of Conduct and Compliance with Laws, Rules and Regulations;
●	Protection of Material Non-Public Information and Confidential Information;
●	Personal Securities Trading;
●	Gifts;
●	Political Contributions;
●	Communications with the Public;
●	Outside Business Activities;
●	Disclosures of Conflicts of Interest and Undue Influence;
●	Exceptions from Compliance;

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●	Compliance Certification;
●	Failure to Comply and Reporting Violations;
●	Recordkeeping; and
●	Initial and Annual Certification of Receipt of and Compliance with the Firm’s Code of Ethics.

The Firm will provide clients with a copy of the Code upon request.

II.	Standard of Conduct and Compliance with Laws, Rules, and Regulations

The Firm expects all its Supervised Persons to comply with all laws, rules and regulations applicable to its operations and business.

To ensure that the Firm maintains its reputation for integrity and high ethical standards, it is essential that the Firm and its Supervised Persons abide by all applicable securities laws and regulations and maintain high standards of personal and professional conduct. Every Supervised Person is expected to demonstrate high standards of moral and ethical conduct and comply with the provisions of this Code.

Supervised Persons are not expected to know the details of each and every law governing the Firm’s business. However, Supervised Persons are expected to be familiar with and comply with the Firm’s policies and procedures applicable to their respective business unit and job responsibilities. When in doubt, Supervised Persons should seek advice from their supervisors, managers or the Firm’s Compliance Department.

The Firm requires and expects all its Supervised Persons to conduct business dealings ethically and to abide by the specific requirements detailed in this Code of Ethics as well as the Code’s spirit. If there is any doubt about what this Code requires or permits, Supervised Persons should ask the Firm’s Compliance Department or CCO.

In adopting this Code of Ethics, the Firm recognizes that it and its Supervised Persons owe a fiduciary duty to the Firm’s clients and must always:

●	Place the interests of Firm clients first;
●	Avoid any actual or potential conflict of interest or any situation that has the appearance of a conflict of interest or impropriety;
●	Abide by all applicable federal and state securities laws;
●	Use reasonable, independent professional judgment when conducting investment analysis, making investment recommendations, or taking investment actions on behalf of clients;
●	Keep information concerning the identity of security holdings and financial circumstances of Firm clients confidential;
●	Never mislead a client or prospective client;
●	Never engage in any act, transaction, practice, or course of business which would operate as a fraud or deceit;

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●	Conduct personal securities transactions in a manner consistent with this Code of Ethics and consistent with client interests; and
●	Avoid any abuse of a position of trust and responsibility.

All Supervised Persons must be familiar with and comply with this Code of Ethics as a term of their employment. If there is any doubt about the applicability of any law, rule or regulation, the Supervised Person should seek advice from his or her supervisor or the Firm’s Compliance Department. All Supervised Persons should keep in mind that their behavior and activity reflect upon the Firm and all Supervised Persons are responsible for protecting the Firm’s reputation.

III.	Protection of Material Non-Public and Confidential Information

A. Insider Trading

It is unlawful to trade in any security or other financial product on the basis of material non-public (i.e., “inside”) information or to disclose such information to others who may profit from it. Information is “non-public” if has not been disseminated broadly in the marketplace by, for example, being made generally available to the public in a press release, public filing with the SEC or some other government agency, in the Wall Street Journal or some other popular publication or other means of widespread distribution. Information is “material” if a reasonable investor would consider it important in deciding to buy, hold or sell a security. As a rule of thumb, any information that would affect the value of a stock or other financial product should be considered material regardless of whether the information is directly related to the company’s business. Examples of information that is generally considered “material” include, but are not limited to:

●	Financial results or forecasts, or any information that indicates a company’s financial results may exceed or fall short of forecasts or expectations;
●	Important new products or services;
●	Pending or contemplated acquisitions or dispositions, including mergers, tender offers or joint venture proposals;
●	Possible management changes or changes of control;
●	Significant write-offs;
●	Initiation or settlement of significant litigation; and
●	Changes in a company’s auditors or a notification from a company’ auditors that the company may no longer rely on the auditor’s report.

All Supervised Persons who obtain material, non-public information about another company during their employment are prohibited from both (1) trading in the stock or securities of that company while in possession of such information or (2) “tipping” others to trade on the basis of such information.

B. Confidentiality

The Firm’s Supervised Persons may also receive confidential information concerning clients and potential clients during their normal business; the Supervised Persons are expected to keep strictly

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confidential any client-related information such as information concerning the client’s security holdings, financial circumstances, identity, advice furnished by the Firm to the client, and securities investments made by the Firm on behalf of the client.

Confidential information pertaining to the Firm or the Firm’s clients should never be communicated to anyone outside of the Firm. Moreover, client information should be handled with discretion inside the Firm and should only be communicated to Firm Supervised Persons who need to know that information. Examples of Supervised Persons who may need to know about confidential information include members of the Firm’s compliance staff, Firm senior management, and investment advisor representatives of the clients to whom the confidential information relates. Confidential information must always be protected, regardless of its form or format. This means that Supervised Persons should not:

●	Access confidential information pertaining to the Firm or its clients unless the Supervised Person requires the information to perform his job duties and is authorized to access the information;
●	Communicate or transmit confidential information outside the Firm to personal e-mail accounts or store confidential information on unapproved storage devices (e.g., personal computers, hard drives or flashdrives); or
●	Discuss or display confidential information in public places or where the Supervised Person may be overheard by third parties.

A Supervised Person with a question about whether certain information is confidential, should seek advice from a supervisor or the Firm’s Compliance Department.

This obligation to maintain the confidentiality of information continues in full force and effect after termination of the Supervised Person’s relationship with the Firm, regardless of the reason for such termination.

IV.	Personal Securities Trading

1. Access Persons

Rule 204A-1 of the Advisers Act requires all “Access Persons” of an investment advisor registered with the SEC to report, and the investment advisor to review, their personal securities transactions and holdings periodically. The Advisers Act defines an “Access Person” as a supervised person of an investment advisor who:

(1) has access to non-public information regarding any advisory client’s purchase or sale of securities, or non-public information regarding the portfolio holdings of any reportable fund (i.e., any fund advised by the Firm or whose investment advisor or principal underwriter controls the Firm, or is controlled or under common control with the Firm); or

(2) is involved in making securities recommendations to advisory clients in advisory accounts or has access to such recommendations that are non-public.

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All of the Firm’s directors, officers, partners, members and investment advisor representatives are considered Access Persons. The Chief Compliance Officer may designate additional Firm Supervised Persons as Access Persons.

Firm Supervised Persons who are Access Persons must notify the Firm’s Compliance Department of any new or existing personal securities accounts at financial institutions other than the Firm and provide the Firm with statements from those accounts on a quarterly basis. This policy extends to accounts of which the Access Person is the beneficial owner or in which he or she has any financial interest or ability to exercise control. This policy also extends to any account belonging to immediate family members (including any relative by blood or marriage) living in the Access Person’s household or dependents on the Access Person for financial support.

Any stock, bond, security future, investment contract or other instrument is considered a security within the scope of the personal securities trading provisions of this Code of Ethics except the following:

●	Transactions and holdings in U.S. Treasuries or other direct obligations of the U.S. Government;
●	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt obligations, including repurchase agreements;
●	Money market funds;
●	Mutual funds, unless the Firm or an affiliate acts as the investment advisor or principal underwriter for the fund; and
●	Unit investment trusts invested exclusively in one or more unaffiliated mutual funds.

The Chief Compliance Officer will identify each Access Person and notify each such employee that the person is subject to this Code of Ethics, including any applicable reporting requirements.

All Access Persons must avoid activities, interests, and relationships that might interfere with making decisions in the best interests of the Firm’s advisory clients. No Access Person shall favor his or her own interest over that of a Firm’s advisory client.

Access Persons and their immediate family members shall not buy or sell securities for their personal portfolio(s) when the reason for the purchase or sale decision is derived in whole or in part from information obtained during the Access Person’s employment with the Firm, unless that information is also available to the investment public on reasonable inquiry.

Access Persons must not take personal advantage of any opportunity properly belonging to any advisory client or the Firm. This includes, but is not limited to, acquiring securities that would otherwise be acquired for an advisory client.

It is the Access Persons obligation to ensure that pre-clearance trading requests are provided to and approved by the CCO. The CCO may take any and all steps deemed necessary in rendering or denying approval for the proposed trade. No action may be taken by the Access Person until approval is attained. Pre-clearance authorization for a transaction is only valid for the day on

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which the approval is granted. If the transaction is not completed on the day for which approval was granted, the Access Person must have the proposed transaction re-approved. This requirement applies to transactions involving open market orders and limit or other types of orders.

Each determination will be made on a case by case basis. The CCO shall have the sole authority to grant or withhold permission to execute the trade.

2. Initial and Annual Holdings Reports

Access Persons are required to provide the Firm’s Compliance Department with a complete report of their securities holdings: (1) after the person becomes an Access Persons (the “Initial Holdings Report”); and (2) every year thereafter (the “Annual Holdings Report”).

An Access Person’s Initial Holdings Report is due no later than 10 days after the person becomes an Access Persons. An Access Person’s Annual Holdings Report is due by the end of the first quarter each year. For an Initial Holdings Report, the holdings must be current as of a date not more than 45 days before the employee became an Access Person. Annual Holdings Reports must be current as of a date not more than 45 days before the Access Person submits his or her report.

At least once every twelve months, each Access Person must submit the certification set forth at the end of this Code of Ethics and an Annual Holdings Report. The Firm’s Chief Compliance Officer will set the date by which this must be done each year.

The Access Person’s Initial and Annual Holdings Reports must reflect the current holdings of the Access Person and his/her immediate family members.

Duplicate monthly or quarterly account statements and confirmations can be used to satisfy an Access Person’s Initial and Annual Holdings Reports disclosure requirement. Access Persons are responsible for disclosing all account information to the Firm’s Compliance Department and for ensuring that duplicate account statements and confirmations are received by the Firm’s Compliance Department at least quarterly. Access Persons are also responsible for ensuring that the account statements and confirmations include, at a minimum, all of the following information:

●	The title and type of security, and, as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each security;
●	The name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held; and
●	The date the Access Person submitted the report.

When an Access Person uses duplicate monthly or quarterly account statements to satisfy the Initial and Annual Holdings Reports disclosure requirement, then the Access Person will have to certify that the duplicate monthly or quarterly account statements ending in December represent all the reportable holdings of the Access Person.

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3. Transaction Reports (Account Statements)

In addition to the Initial and Annual Holdings Reports, Access Persons are required to provide the Firm’s Compliance Department with quarterly reports of all securities transactions in accounts where the Access Person or his/her immediate family has a beneficial ownership interest. “Beneficial ownership” refers to a direct or indirect interest (as defined in Rule 16a-1(a)(2) under the Securities Exchange Act of 1934) that is held or shared by a person directly or indirectly (through any contract, arrangement, understanding, relationship, or otherwise). It generally means the opportunity to profit or share in any profit derived from a transaction in a security, directly or indirectly. An Access Person is presumed to have beneficial ownership of any immediate family member’s account.

Access Person’s quarterly reports are due no later than 30 days after the end of each calendar quarter.

Duplicate monthly or quarterly account statements and confirmations can be used to satisfy a Access Person’s transaction report disclosure requirement. Access Persons are responsible for disclosing all account information to the Firm’s Compliance Department and for ensuring that duplicate account statements and confirmations are received by the Firm’s Compliance Department at least quarterly. Access Persons are also responsible for ensuring that the account statements and confirmations include, at a minimum, all of the following information:

●	The date of each transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each security;
●	The nature of the transaction (i.e., purchase, sale, gift or any other type of acquisition or disposition);
●	The price at which each security transaction was effected;
●	The name of the broker, dealer or bank with or through which the transaction was effected; and
●	The date the Access Persons submitted the report.

The Firm will keep all information obtained from Access Persons under this Code of Ethics in strict confidence, unless the Firm must disclose it to comply with regulatory obligations. Reports of transactions and other information obtained under this Code of Ethics may be made available to the SEC, any other regulatory or self-regulatory organization or any other civil or criminal authority or court, to the extent required by law or regulation or to the extent considered appropriate by Firm management. In the event of violations or apparent violations of this Code of Ethics, information may be made available to appropriate management and supervisory personnel of the Firm, the Firm’s legal counsel or auditors, any legal counsel to the above persons and/or any client affected (or the client’s representatives).

4. Exceptions from Reporting Requirements

This Code of Ethics does not require Access Persons to submit:

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●	Any reports for securities held in accounts over which the Access Person had no direct or indirect influence or control;
●	A transaction report for transactions effected pursuant to an automatic investment plan; or
●	A transaction report if the report would duplicate information contained in the broker trade confirmations or account statements that the Firm holds in its records, as long as the Firm receives the confirmations or statements no later than 30 days after the close of the calendar quarter in which the transaction takes place.

5.	Prohibition on Trading Ahead of Clients

Access Persons or their immediate family members may buy or sell for their personal accounts investment products identical to those considered for or held in accounts of Firm clients after obtaining pre-clearance from the Firm’s Chief Compliance Officer. However, it is the Firm’s express policy that no Access Person or their immediate family members enter an order to purchase or sell any security prior to a transaction being implemented for an advisory account of a client. In other words, Access Persons or their immediate family may not “front run” ahead of clients.

6.	Initial Public Offerings and Private Placements

Access Persons shall not participate in any initial public offerings or limited, private placements without the express pre-clearance and written approval of the Firm’s Chief Compliance Officer.

7.	Dealing with Clients

Access Persons may not borrow money or securities from any Firm client or lend money to any Firm client, unless express written approval is provided by the Firm’s Compliance Department.

8.	Compliance Department Review of Transactions

The Compliance Department will review personal securities transactions and holdings of all Access Persons periodically, but no less than quarterly to determine whether any transactions prohibited by this Code of Ethics may have occurred.

The Firm reserves the right to require any Access Person to reverse, cancel or freeze (at the Access Person’s expense) any transaction or position in a specific security that the Firm believes violates its policies or this Code or appears improper.

Any question concerning an Access Person’s personal securities trading will be resolved in favor of the interest of clients, even if this is at the expense of the Access Person’s interest.

Records will be maintained of all securities bought or sold by the Firm or any related entities and any Access Person, and the Chief Compliance Officer and/or his designee(s) will review these records on a regular basis.

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V.	Gifts

Giving, receiving or soliciting gifts from clients, brokers or others with whom a Supervised Person has a business relationship may create an appearance of impropriety or create a potential conflict of interest. The Firm has adopted the policies set forth below to guide Supervised Persons in this area.

A.	Solicitation of Gifts

Supervised Persons are prohibited from soliciting gifts of any size or anything of value under any circumstances either for them or for the Firm. No Supervised Person shall use his or her position with the Firm to obtain anything of value from a client, prospective client, or any entity that does business or seeks to do business with the Firm.

B.	Accepting Gifts

1.	General Limits on Accepting Gifts

On occasion, Supervised Persons may be offered or may receive, without notice, gifts from clients, brokers, vendors or other persons, because of their position within the Firm. Supervised Persons may not accept gifts worth more than $250 unless approved by the Compliance Department (as outlined below). Supervised Persons must decline or return any gifts worth more than $250 not approved by the Compliance Department in order to protect the reputation and integrity of the firm. Supervised Persons may accept gifts of nominal value (i.e., $250 or less), customary business meals, and promotional items (i.e., pens, mugs, t-shirts).

Supervised Persons should not accept gifts sent to their homes or that are excessive in frequency, even if small in value.

Regardless of value, Supervised Persons should not accept gifts, favors, entertainment, special accommodations or other things of material value that could influence their decision-making or give the appearance that they are beholden to an individual or entity. Supervised Persons should not accept gifts that would be embarrassing to either the Supervised Person or the Firm if made public.

Supervised Persons are prohibited from accepting cash gifts or cash equivalents from a client, a prospective client, or any entity that does business with or seeks to do business with the Firm, as cash gifts may be interpreted as inappropriate kickback or bribes.

Gifts and entertainment from broker-dealers exclusively executing purchases or sales for mutual funds advised or sub-advised by the Firm is prohibited due to Section 17(e)(1) of the 1940 Act, which prohibits the Firm or its Supervised Persons from accepting any sort of compensation for the purchase or sale or property to or from any mutual fund the Firm advises.

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2.	Reporting and Receiving Firm Approval on Material Gifts

Supervised Persons must report the receipt of any gifts in excess of the de minimis amounts indicated above and must have the pre-approval of the Compliance Department before accepting any such gifts.

Supervised Persons must report to (and get pre-approval from) the Chief Compliance Officer the following information before accepting any gift over the $250 de minimis amount:

●	Recipient’s name;
●	Description of the gift or entertainment;
●	Approximate dollar amount of the gift or entertainment;
●	The outside party giving the gift or entertainment;
●	Whether the recipient received other gifts from the giver within the last twelve months, including information on those prior gifts’ value;
●	Relationship of the giver to the Firm and/or its Supervised Persons;
●	Reason the gift or entertainment is given;
●	Supervised Person’s signature and date; and
●	Compliance Department’s comments and approval or objection.

Supervised Persons are not required to report or obtain pre-approval for personal gifts provided that these gifts are not related to the business of the Firm, based on the nature of any preexisting personal relationship between the person giving the gift and the recipient, and whether the giver paid for the gift personally.

C. Giving Gifts

Supervised Persons may not give gifts with a value in excess of $250 per year to any advisory clients or persons who do business with, regulate, advise or render professional services to the Firm, unless approved by the Firm’s Compliance Department.

Supervised Persons must obtain pre-approval and pre-clearance from the Compliance Department for any gifts in excess of $250. When seeking pre-approval, Supervised Persons should provide the Compliance Department with the same categories of information outlined above for gift acceptance approval.

Supervised Persons must never give gifts that would give the appearance of impropriety, an attempt to improperly influence another or be embarrassing to either the Supervised Person or the Firm if made public, regardless of value.

VI.	Political Contributions

No Supervised Person shall make or solicit any political contribution for the purpose of obtaining or retaining advisory contracts with government entities. Contributions by a Supervised Person made to any elected official who, within two years of the contribution, is in a position to influence

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the retention or has legal authority to retain the Firm, will result in the firm’s prohibition in receiving any adviser fees from that government entity for a period of two years. Supervised Persons are therefore not permitted to coordinate, or to solicit any person or political action committee to make, any:

●	Contribution to an official of a government entity to which the Firm is providing or seeking to provide investment advisory services; or
●	Payment to a political party of a State or locality where the Firm is providing or seeking to provide investment advisory services to a government entity.

For purposes of this Political Contribution policy, a Supervised Person is defined as:

●	any general partner, managing member or executive officer of the Firm, or other individual with a similar status or function;
●	any employee who solicits a government entity for the Firm and person who supervises, directly or indirectly, such employee; and
●	any political action committee ("PAC") controlled by the Firm or by any such persons described above.

Exceptions for De Minimis Contributions; Supervised Persons are permitted to make aggregate contributions, without triggering the two-year "time out," of up to $350 per election to an elected official or candidate for whom the Supervised Person is entitled to vote, and up to $150 per election to an elected official or candidate for whom the Supervised Person is not entitled to vote. These de minimis exceptions are available only for contributions by Supervised Persons, not the Firm.

A. Exceptions for Return Contributions

This exception, created to enable Advisers to cure an inadvertent political contribution made by a Supervised Person to an official for whom the supervised associate is not entitled to vote, is available for contributions that in the aggregate, do not exceed $350 to any one official, per election. The Firm must have discovered the contribution that resulted in the violation within four months of the date such contribution was made, and within 60 days after learning of such contribution, the contributor must obtain the return of the contribution.

As such, all political contributions by a Supervised Person to any official, PAC or through a third party must be reported to and pre-cleared in writing by the Chief Compliance Officer. If and only if a contribution does not present a conflict of interest or harm the Firm’s ability to obtain clients, will the Supervised Person be allowed to make such a contribution. Generally contributions made by a Supervised Person to an official for whom the Supervised Person was entitled to vote at the time of the contributions and which in the aggregate do not exceed $350 to any one official, per election, or to officials for whom the supervised person was not entitled to vote at the time of the contributions and which in the aggregate do not exceed $150 to any one official, per election, will be approved.

Indirect actions by a Supervised Person that would result in a violation of the Political Contribution Rule, Rule 206(4)-5, if done directly, are prohibited.

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B. Look-Back Provisions

Advisers are required to maintain a list of government entities to which the Adviser provides, or has provided, advisory services in the past 5 years, but not prior to the Rules' effective date. Furthermore, the Rule's look-back requirements continue to apply to an Adviser that does not currently have any government entity clients. Consequently, an Adviser that did not previously provide advisory services to a government entity and therefore had not maintained records required under this Rule, would be required to determine whether any contributions made by the firm or its Supervised Person, and any former Supervised Persons, would subject the Adviser to the two-year "time out" period prior to the Adviser accepting compensation from a new government entity client.

The two-year time out restriction will generally apply to the Firm in the event that a newly hired Supervised Person has made a prohibited contribution prior to the commencement of his or her employment if the Supervised Person solicits clients for the Adviser. The ban will apply for a "look-back" period of up to two years, beginning from the date of the contribution. However, if the new Supervised Person does not solicit clients on behalf of the Adviser, the two-year ban period is reduced to a maximum of six months.

As such, all newly hired Supervised Person must report to the Chief Compliance Officer, upon employment, all political contributions made two years prior to the commencement of his or her employment.

Furthermore, the two-year or six-month ban will continue to apply to the Adviser for the duration of the ban period in the event that the Supervised Person who made the relevant contribution is no longer employed by the Firm. The SEC has indicated that this 'look-forward' provision is intended to prevent a firm from channeling contributions through departing Supervised Persons.

The following will be maintained by the Chief Compliance Officer for a period of five years from fiscal year end of last use, with at least two years on-site:

●	Names, titles and address (business & home) of Supervised Persons.
●	Clients that are government entities (past 5 years, not prior to September 13, 2010)
●	All direct and indirect contributions made by adviser and Supervised Persons (in chronological order) indicating:

o	Name and title of each contributor
o	Name and title of each recipient
o	Amount and date of each contribution or payment
o	Whether subject to exception from returned contributions

VII. Communications with the Public

The Firm’s reputation is one of its most valuable assets. The Firm recognizes that its Supervised Persons may be invited or wish to participate in lectures, panel discussions, seminars and media

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appearances where the Supervised Person may be called upon to provide general investment advice or information about the Firm.

Supervised Persons should be sure that any information or materials disseminated to the public are professional, accurate, balanced, not misleading in any way, and complete. Supervised Persons should obtain approval from the Firm’s Chief Compliance Officer before participating in any public forum as a representative of the Firm or responding to any media inquiries relating to or regarding investing. Supervised Persons who participate in a public forum as representatives of the Firm are prohibited from recommending any specific security, unless that security is currently recommended by the Firm. In situations where a Supervised Person is asked his/her opinion on the investment merits of a security not currently recommended by the Firm, the Supervised Person should disclose that any opinion given regarding the security is his/her own and not necessarily that of the Firm.

VIII. Outside Business Activities

Supervised Persons are prohibited from engaging in outside business activities that may interfere with their duties with the Firm. Outside business activity includes any business enterprise, whether for compensation or not, that is outside the scope of the Supervised Person’s duties to the Firm. These activities include, but are not limited to, providing investment advisory or financial services, acting as a proprietor, partner, officer, director, trustee, consultant, employee, agent or having any financial interest in another business or organization. Outside business activity also includes non-compensated positions where a Supervised Person is acting in a fiduciary capacity (e.g., treasurer, power of attorney, charitable trust officer or director for a non-profit company).

Before engaging in any outside business activity, Supervised Persons are required to notify the Firm’s Chief Compliance Officer in writing of the outside business activity and receive written approval from the Chief Compliance Officer for the outside business activity. Failure to obtain written approval from the Firm’s Chief Compliance Officer before engaging in an outside business activity could result in disciplinary action, including termination.

IX. Disclosure of Conflicts of Interest and Undue Influence

A Supervised Person must not cause or try to cause an advisory client to purchase, sell or hold a security in order to personally benefit a Supervised Person. If a Supervised Person could materially benefit from an investment decision the Supervised Person is recommending for a client, the Supervised Person must fully disclose that beneficial ownership of the security, any derivative securities or the security issuers to the Chief Compliance Officer and those Firm Supervised Persons with authority to make investment decisions for the client. The Chief Compliance Officer, in consultation with those Firm employees with authority to make investment decisions for the client, will determine whether the Supervised Person will be restricted in making investment decisions with respect to the subject security.

Supervised Persons must disclose to the Compliance Department any personal interest that might present a conflict of interest or harm the reputation of the Firm.

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X. Exceptions from Compliance

Exceptions from compliance with this Code’s provisions will be rarely granted. The Chief Compliance Officer will review written requests for exceptions and may grant them on a case-by-case basis if, in his or her judgment and discretion, the requested action will present minimal opportunity for abuse or harm to the Firm.

XI. Compliance Certification

The Firm’s Compliance Department will provide each Supervised Person with a copy of this Code of Ethics and any material amendments, and all Supervised Persons are required to provide the Firm’s Compliance Department with a written acknowledgement of their receipt of the Code of Ethics and any amendments.

The Firm’s Compliance Department will review this Code of Ethics at least annually and make any necessary amendments. In addition, the Firm’s Compliance Department will review its list of Supervised Persons annually to ensure that the list is accurate and up to date.

The Firm’s Compliance Department may also hold periodic orientation or training sessions for new and existing Supervised Persons to review their obligations under this Code of Ethics. All Supervised Persons must attend any training sessions and read any applicable materials.

XII. Failure to Comply and Reporting Violations

If the Firm’s Chief Compliance Officer (or his or her designee) determines that a Supervised Person has violated the letter or the spirit of this Code of Ethics, the Firm may impose appropriate sanctions. For instance, a Supervised Person may be subject to disciplinary action, up to and including a warning letter or letter of censure, suspension of personal trading privileges, suspension or termination of employment, demotion, fine, civil referral to the SEC or criminal referral if he or she violates any of the provisions of this Code of Ethics. The Firm may also require that the Supervised Person reverse the trades at issue, disgorge any profits and/or absorb any resulting losses.

Any Supervised Person who knows of, or reasonably believes there is, a violation of applicable laws or this Code of Ethics, must report that information immediately to the Firm’s Chief Compliance Officer. The reporting Supervised Person may not conduct any preliminary investigations of the suspected violation unless authorized by the Firm’s Compliance Department.

Any Supervised Person who in good faith reports a possible violation of law, regulation, Firm policy, or this Code of Ethics, or any other suspected illegal or unethical behavior is protected from retaliation. Retaliation against a Supervised Person reporting a violation constitutes a violation of this Code of Ethics. Supervised Persons may also choose to report violations anonymously.

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A reporting Supervised Person who has violated the law or a provision of this Code will not be protected from the consequences of that violation just because he reported it.

The Chief Compliance Officer will provide Supervised Persons with advice (with the assistance of counsel if necessary) concerning the interpretation of this Code of Ethics.

XIII. Recordkeeping

Rule 204-2(a)(12) and (13) of the Advisers Act requires advisors to keep copies of all relevant material relating to the Code of Ethics. The Firm will therefore maintain: (1) a list of all persons who are, or within the preceding five years have been, Access Persons; (2) copies of this Code and any amendments thereto or previous versions of the Code and any amendments thereto that were in effect at any time during the past five years; (3) copies of all Firm Supervised Persons’ written acknowledgements of the Code; (4) copies of all Initial Holdings Reports submitted by Access Persons; (5) copies of all periodic account statements submitted on behalf of the Firm’s Access Persons over the past five years; (6) copies of all periodic reviews conducted by Compliance Department personnel of Access Persons’ holdings and transactions; (7) a record of any violation of the Code and of any action taken as a result of such violation; and (8) a record of any decision, and the reasons supporting the decision, to allow a Covered Employee to buy any security in an initial public offering or limited offering, for at least five years after the end of the fiscal year in which the approval was granted.

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INITIAL AND ANNUAL CERTIFICATION OF RECEIPT OF AND COMPLIANCE WITH THE FIRM’S CODE OF ETHICS

I certify that I have received, read, reviewed, and understand the Capital Impact Advisors LLC, EntrepreneurShares LLC, Seaport Global Advisors, LLC (formerly known as Weston Capital Advisor, LLC) and EntrepreneurShares Series Trust’s Code of Ethics and that I have complied with the Capital Impact Advisors LLC, EntrepreneurShares LLC, Seaport Global Advisors, LLC (formerly known as Weston Capital Advisor, LLC) and EntrepreneurShares Series Trust’s Code of Ethics in all respects. I acknowledge that I am subject to this Code of Ethics, which requires me to comply with all applicable federal and/or state securities laws. I agree to abide by this Code of Ethics.

I acknowledge this Code of Ethics and my obligation to abide by it and the corresponding policies and procedures.

I understand that my failure to comply with the Code of Ethics and corresponding policies and procedures will subject me to disciplinary action, including possible termination.

I acknowledge that as of the date indicated below:

1.	I have fully disclosed all securities holdings I or a member of my immediate family beneficially own;
2.	I have reported and obtained pre-clearance for all securities transactions I or an immediate member of my family beneficial own, except for transactions I am not required to report under this Code or for which I have received a written exception from the Chief Compliance Officer; and
3.	I have complied with this Code of Ethics in all other respects.

Signature

Print Name

Date

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